Mail Stop 3561

March 3, 2010

Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, Youhao Road
Manhattan Building #1, Suite 1511
Dalian City, Liaoning Province, People's Republic of China

> **Re: China Organic Agriculture, Inc.**
> **Amendment No. 7 to Form 10**
> **Filed January 27, 2010**
> **File No. 0-52430**

Dear Mr. Li:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director